Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated March 21, 2014

Registration No. 333-194015

This free writing prospectus relates to the initial public offering of common stock of A10 Networks, Inc. and should be read together with the preliminary prospectus dated March 13, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1(File No. 333-194015) (the “Registration Statement”) relating to the offering of our common stock contemplated therein. The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. The Preliminary Prospectus may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1580808/000119312514096622/d631034ds1a.htm

References to “A10 Networks,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and Amendment No. 2:

Common stock offered by us:	9,000,000 shares

Common stock offered by the selling stockholders:	3,500,000 shares

Total common stock offered:	12,500,000 shares

Over-allotment option being offered by the selling Stockholders:	1,875,000 shares

Common stock to be outstanding after this offering:	59,029,124 shares

Initial public offering price per share:	$15.00

Underwriting discounts and commissions per share:	$1.05

Net proceeds:	We estimate that the net proceeds from the sale of the shares of our common stock that we are selling in this offering will be approximately $121.1 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Changes to Information in the Preliminary Prospectus

The Company has amended the disclosure set forth in the Preliminary Prospectus on page 18 in the section entitled “Risk Factors” to add the revised risk factor set forth below (with the new language set forth in italics):

We may not be able to adequately protect our intellectual property, and if we are unable to do so, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

We rely on a combination of patent, copyright, trademark and trade secret laws, and contractual restrictions on disclosure of confidential and proprietary information, to protect our intellectual property. We cannot be certain that the intellectual property we decide to protect will be desirable or necessary to our competitors or will ultimately have commercial value, or that we will be the first to seek protection for the intellectual property we attempt to protect.

We also rely in part on confidentiality and/or assignment agreements with our technology partners, employees, consultants, advisors and others. We did not, however, obtain general employee confidentiality and assignment agreements from certain former employees who worked with us prior to July 2010, although we did receive specific assignments from each of these employees who was an inventor of any technologies that we patented. These protections and agreements may not effectively prevent disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. In addition, others may independently discover our trade secrets and intellectual property information we thought to be proprietary, and in these cases we would not be able to assert any trade secret rights against those parties. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. Monitoring unauthorized use of our intellectual property is difficult and expensive, we have not made such monitoring a priority to date and will not likely make this a priority in the future. We cannot be certain that the steps we have taken or will take will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

If we fail to protect our intellectual property adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, even if we protect our intellectual property, we may need to license it to competitors, which could also be harmful. For example, we have already licensed all of our issued patents, pending applications, and future patents and patent applications that we may acquire, obtain, apply for or have a right to license to Brocade until May 2025, for the life of each such patent. In addition, we might incur significant expenses in defending our intellectual property rights. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our management and technical personnel, as well as cause other claims to be made against us, which might adversely affect our business, operating results and financial condition.

In addition, on March 20, 2014, we received a letter from an attorney on behalf of an individual who claims that he is entitled to between 1.6 and 2.6 million shares of our common stock. We received the e-mail communication with the letter subsequent to the time the registration statement of which this prospectus is a part was declared effective.

The individual alleges that prior to the incorporation of our company he had been promised founders’ shares in a different corporation. The individual also alleges that our Chief Executive Officer and founder, Lee Chen, who was involved with this different entity for a short period of time in mid-2004 before our founding, was the CEO and controlling stockholder of such other entity and that Mr. Chen breached his fiduciary duty to such entity and its stockholders. The individual further alleges that Mr. Chen misappropriated intellectual property and diverted employees and investors from that entity to us. On the basis of these allegations, this individual claims he is entitled to shares of our common stock. The individual also alleges that we knowingly aided and abetted Mr. Chen in such alleged actions. To our knowledge, this individual had not raised any of these allegations or made any equity ownership claims to us prior to our receipt of the email on March 20th.

Based on our preliminary review of the allegations in the letter, we and Mr. Chen believe that the claims are without merit and are not likely to have a material adverse effect on us. However, there can be no assurances with respect to the outcome of these allegations. No lawsuit has been filed, and if a lawsuit is filed, we and Mr. Chen intend to defend against these claims vigorously.

A10 Networks has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents A10 Networks has filed with the SEC for more complete information about A10 Networks and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, by calling toll free at (866) 718-1649, or email: prospectus@morganstanley.com; from Merrill Lynch, Pierce, Fenner & Smith Incorporated by email at dg.prospectus_requests@baml.com; from J.P. Morgan Securities LLC by calling toll free at (866) 803-9204; or from RBC Capital Markets, LLC by calling toll free at (866) 375-6829.